EXHIBIT 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies

(Unaudited)

Millions of Dollars, Except Ratios	Six Months Ended June 30,
	2004	2003
Earnings:
Income before cumulative effect of accounting change	$329	$462
Equity earnings net of distributions	(26)	38

Total earnings	303	500

Income taxes	123	273

Fixed charges:
Interest expense including amortization of debt discount	251	250
Portion of rentals representing an interest factor	93	77

Total fixed charges	344	327

Earnings available for fixed charges	$770	$1,100

Ratio of earnings to fixed charges	2.2	3.4

28